June 21, 2024

Kathleen Krebs and Matthew Derby

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: AtomBeam Technologies Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed May 23, 2024

File No. 024-12417

Dear Ms. Krebs and Mr. Derby,

We acknowledge receipt of the comments in your letter dated June 11, 2024 regarding the Offering Circular of AtomBeam Technologies Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Amendment No. 1 to Offering Statement on Form 1-A

Business
The Large Codeword Model (LCM), page 25

1. In your Business section, you have added a subsection discussing the Large Codeword Model ("LCM") and indicate that it "may become a major priority of Atombeam in the near future" and "could prove to be its most important product and could be how the data- as-codewords concept underlying Neurpac could be manifested in its most complete form." While you indicate that the LCM concept is in the early stages of development, please expand your disclosure to discuss the potential timeline for development, the estimated cost for development, the amount of data you or a customer would need in order to develop and validate a LCM, how you would obtain such data, and the challenges to developing a reliable and robust LCM. Provide risk factor disclosure addressing the related risks. In addition, revise to clarify whether LCM is a common industry term or was created by Atombeam, and the extent to which LCMs or AI products using similar architecture are already being developed in the industry.

The Company has revised the disclosure to clarify the LCM project (which was renamed the Lightweight Codework Project) is an exploratory research project and added information answering the questions in your comment. In addition, the Company expanded on risks related to the LCM project and artificial intelligence in the “Developing new products and technologies entails significant risks and uncertainties” risk factor on page 6.

The Company's Securities
Forum selection provisions, page 41

2. It appears that the changes you made to your disclosure on pages 12 and 41 in response to our prior comments 3 and 5 were intended to indicate that there is no exclusive federal forum provision for claims brought under the Securities Act. Please further clarify your disclosure to indicate whether your exclusive forum provision applies to actions arising under the federal securities laws such that Exchange Act and Securities Act claims would have to be brought in a state or federal court of competent jurisdiction in the State of Delaware, as applicable.

The Company has revised the disclosure to clarify that the exclusive forum provision in the subscription agreement applies to claims brought under the Exchange Act and Securities Act and requires that such claims be brought in a state or federal court of competent jurisdiction in the State of Delaware, as applicable.

Thank you again for the opportunity to respond to your questions to the Offering Statement of AtomBeam Technologies Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

Cc: Charles Yeomans, Chairman and Chief Executive Officer AtomBeam Technologies Inc.